Exhibit (a)(1)(H)

CENDANT COMMENCES CASH TENDER OFFERS

FOR ORBITZ AT $27.50 PER SHARE

NEW YORK 10-06-2004—Cendant Corporation (NYSE: CD) announced today that an indirect wholly owned subsidiary of Cendant has commenced simultaneous cash tender offers to acquire all outstanding Class A and Class B shares of common stock of Orbitz, Inc. (Nasdaq: ORBZ) at a price of $27.50 per share. Cendant and Orbitz announced on September 29, 2004 that the two companies had signed a definitive merger agreement for Cendant to acquire Orbitz.

The board of directors of Orbitz unanimously determined that Cendant’s offers are fair to the holders of Orbitz’s common stock and recommended that such holders tender their Class A and Class B shares of common stock into the offers and approve and adopt the merger agreement. A special committee of the board of directors of Orbitz, comprised solely of disinterested and independent directors, unanimously determined that Cendant’s offer for the Class A shares of common stock of Orbitz is fair to the holders of such Class A shares (other than the founding airlines of Orbitz) and recommended that such holders tender their Class A shares and approve and adopt the merger agreement. In addition, all holders of Class B shares and Jeffrey G. Katz, Chairman, President and Chief Executive Officer of Orbitz, have agreed to irrevocably tender all of their shares (subject to the terms of the applicable Stockholder Agreement between each holder of Class B shares and Cendant, and in the case of United Air Lines, Inc., to the required approvals of the United States Bankruptcy Court), which represent, in the aggregate, approximately 61% of the outstanding shares of Orbitz’s common stock on a fully diluted basis and approximately 95% of the voting power of the outstanding shares of Orbitz’s common stock as of September 24, 2004. The board of directors of Cendant has also unanimously approved the transactions.

The tender offers are subject to certain conditions set forth in the Offer to Purchase referenced below.

Unless the tender offers are extended, the tender offers and any withdrawal rights to which holders of Orbitz’s common stock may be entitled will expire at 12:00 midnight, New York City time, on November 10, 2004. Following the acceptance for payment of shares in the tender offers, Cendant intends to cause its acquisition subsidiary to be merged into Orbitz, with Orbitz surviving the merger as an indirect wholly owned subsidiary of Cendant. In the merger, any Orbitz stockholders who have not tendered their shares and had them accepted for payment in the tender offers will become entitled to receive the same cash price per share paid in the tender offers, subject to their appraisal rights under Delaware law.

The complete terms and conditions of the tender offers are set forth in the Offer to Purchase, Letter of Transmittal and other related materials being filed by Cendant and Robertson Acquisition Corporation with the SEC. In addition, Orbitz will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offers. Copies of the Offer to Purchase, Letter of Transmittal and other related materials, including the Solicitation/Recommendation Statement, are available from Georgeson Shareholder Communications Inc., the information agent for the tender offers at (888) 264-6994 (Toll Free). Banks and brokers are asked to call (212) 440-9800. Mellon Investor Services LLC is acting as depositary for the tender offers. The dealer manager for the offers is Citigroup Global Markets Inc.

Notice To Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer statement being filed with the SEC on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement being filed with the SEC on Schedule 14D-9 contain important information that should be read carefully before any decision is made with respect to the tender offers. Those materials are available to Orbitz security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission’s Website at http://www.sec.gov/.

About Orbitz

Orbitz is a leading online travel company that enables travelers to search for and purchase a broad array of travel products, including airline tickets, lodging, rental cars, cruises and vacation packages. Since launching its Web site to the general public in June 2001, Orbitz has become the third largest online travel site based on gross travel bookings. On http://www.orbitz.com, consumers can search more than 455 airlines, as well as rates at tens of thousands of lodging properties worldwide and at 22 car rental companies.

About Cendant Travel Distribution Services

Cendant Corporation’s (NYSE: CD) Travel Distribution Services Division, is one of the world’s largest and most geographically diverse collections of travel brands and distribution businesses. The division, employing nearly 5,000 people in more than 116 countries, includes: Galileo, a leading global distribution system (GDS), serving more than 44,000 travel agencies and over 60,000 hotels; hotel distribution and services businesses (TRUST, THOR, WizCom and Neat Group); leading online travel agencies (CheapTickets.com, Lodging.com, HotelClub.com and RatesToGo.com); Shepherd Systems, an airline market intelligence company; Travelwire, an international travel technology and software company; Travel 2/Travel 4, a leading international provider of long-haul air travel and travel product consolidator; and Travelport, a provider of online global corporate travel management solutions.

About Cendant Corporation

Cendant Corporation is primarily a provider of travel and residential real estate services. With approximately 90,000 employees, New York City-based Cendant provides these services to businesses and consumers in over 100 countries. More information about Cendant, its companies, brands and current SEC filings may be obtained by visiting the Company’s Web site at http://www.cendant.com or by calling 877-4INFOCD (877-446-3623).

Statements about the expected effects on Cendant of the acquisition of Orbitz, statements about the expected timing, certainty and scope of the acquisition and all other statements in this release other than historical facts are forward-looking statements. Forward-looking statements include information about possible or assumed future financial results and usually contain words such as “believes,” “intends,” “expects,” “anticipates,” “estimates”, or similar expressions. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including but not limited to, the satisfaction of the conditions to closing of the offers. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements, risks or reasons. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Cendant Media Relations Contacts:

Cendant Travel Distribution Services Division

Kate Sullivan

(973) 496-4540

Cendant Corporation

Elliot Bloom

(212) 413-1832

Jonathan Mairs

Ogilvy Public Relations Worldwide

(212) 880-5353

Cendant Investor Relations Contacts:

Sam Levenson

(212) 413-1832

Henry A. Diamond

(212) 413-1920

Orbitz Media Relations Contacts:

Carol Jouzaitis

Frank Petito

(312) 894-4774

Steve Frankel

Abernathy McGregor

(212) 371-5999

Orbitz Investor Relations Contact:

Frank Petito

(312) 894-4830

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